UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

(Registrant’s Name)

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Committee Chairperson and Members

On April 29, 2026, the board of directors (the “Board”) of DirectBooking Technology Co., Ltd. (the “Company”) appointed Mr. Zhu Xincheng, an independent director of the Company, as the chairperson of the compensation committee of the Board, and as a member of the audit committee of the Board and the nominating and corporate governance committee of the Board, in each case effective immediately.

Mr. Zhu was appointed as an independent director of the Company effective November 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRECTBOOKING TECHNOLOGY CO., LTD.

Date: May 1, 2026	By:	/s/ Tan Yu
	Name:	Tan Yu
	Title:	Chief Executive Officer, Chairman of the Board and Director